F O R M    3

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person

          Astoria Capital Partners, L.P.
          6600 SW 92nd Avenue, Ste. 370
          Portland, Oregon  97223
          (503) 244-1956 (Phone)
          (503) 244-3801 (Fax)

2.  Date of Event Requiring Statement (Month/Day/Year)

          August 28, 1998

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

          94-3160631

4.  Issuer Name and Ticker or Trading Symbol

          DBS Industries, Inc. (DBSS)

5.  Relationship of Reporting Person to Issuer
    (Check all applicable)

    [ ] Director                    [X] 10% Owner
    [ ] Officer (give title below)  [ ] Other (specify below)

6.  If Amendment, Date of Original (Month/Year)

7.  Individual or Joint/Group Filing
   (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

     Table 1 - Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)

          Common Stock, $.0004 par value

2.  Amount of Securities Beneficially Owned (Instr. 4)

          1,000,000

3.  Ownership Form:  Direct (D) or Indirect (I)
     (Instr. 5)

          D

4.  Nature of Indirect Beneficial Ownership
     (Instr. 5)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see Instruction 5(b)(v).

       Table II - Derivative Securities Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)

          Warrant to Purchase Shares of Common Stock

2.  Date Exercisable and Expiration Date (Month/Day/Year)

          Date Exercisable    Immed.
          Expiration Date August 28, 2001

3.  Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)

          Title                        Common Stock,
                                       $.0004 par value
          Amount or Number of Shares   1,000,000 shares
                                       of Common Stock

4.  Conversion or Exercise Price of Derivative Security

          $3 per share

5.  Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5)

          D

6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:

                    ASTORIA CAPITAL PARTNERS, L.P.

                    /s/ Richard W. Koe                  12/9/98
		    ______________________________      _______
                    Richard W. Koe                        Date
                    General Partner of
                    Astoria Capital Partners, L.P.







**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

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information contained in this form are not required to respond
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